Exhibit 1

(Translation)
To whom it may concern
February 18, 2008
Contact Information:
NIS GROUP CO., LTD.
Akihiro Nojiri
Senior Executive Director & Executive Officer
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nisgroup.co.jp
URL: http://www.nisgroup.jp/english
Notice Regarding Resolutions at the Extraordinary Meeting of Shareholders
     NIS GROUP CO., LTD. (the “Company”) hereby announces that the following resolutions have been passed at the Extraordinary Meeting of Shareholders held on February 18, 2008, as described below.

Proposal No. 1	Issuance of new shares through a third party allotment
Proposal No.1 has been approved, subject to the effectiveness of certain filings under the Financial Instruments and Exchange Law, as proposed.

Proposal No. 2	Issuance of equity warrants on specially favorable terms to the subscriber
Proposal No. 2 has been approved, subject to the effectiveness of certain filings under the Financial Instruments and Exchange Law and the complete payment of the newly issued shares approved through Proposal No. 1, as proposed.

Proposal No. 3	Selection of six (6) directors
The selection of Mr. Steven Schneider, Mr. Jun Tsusaka, Mr. Masayuki Yasuoka, Mr. Akio Ishida, Mr. Nobuhiko Ito, and Mr. Daniel Carroll as directors of the Company has been approved, subject to (i) the complete payment of the newly issued shares approved through Proposal No. 1 within thirty (30) days from the date of this Extraordinary Meeting of Shareholders and (ii) at the time such directors assume their office, the number of the Company’s directors immediately prior to such assumption becoming no more than six (6) , as proposed.
     The above-mentioned condition regarding “the effectiveness of certain filings under the Financial Instruments and Exchange Law”, as described in the Proposal No. 1 and No. 2, has been met, as the Securities Registration Statement relating to the new shares and equity warrants became effective on February 15, 2008. Furthermore, since each of the above proposals has been approved at the Extraordinary Meeting of Shareholders as proposed, all of the prerequisites for the execution of the strategic investment and business alliance which were made public on December 10, 2007 have been satisfied other than paperwork for the closing.